UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

DEALERTRACK TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Gary N. Papilsky, Esq.

General Counsel
Dealertrack Technologies, Inc.

1111 Marcus Ave., Suite M04

Lake Success, NY 11042

(516) 734-3600

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Paul S. Scrivano, Esq.

O’Melveny & Myers LLP

7 Times Square

Times Square Tower

New York, New York 10036

(212) 326-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached are: (1) a letter from Mark O’Neil, Chairman and Chief Executive Officer of Dealertrack Technologies, Inc. (the “Company”) to the Company; (2) a list of Company team member frequently asked questions, (3) a letter from the Company to lenders and (4) a letter from the Company to dealers, each as distributed on June 15, 2015 (including all exhibits attached thereto).

DT Team Member Letter from DT CEO (Dealertrack Acquisition)

Team:

Over the last 15 years, we have grown Dealertrack from a tight knit team focused on building the best electronic credit application portal in the market into a 4600-team-member-and-growing public company poised to deliver an industry-leading suite of integrated technologies capable of transforming automotive retailing on a global scale.

I am extremely proud of what we have been able to accomplish in our journey toward achieving our vision. For those of you who have been with us since day one, to those of you whose day one is today, I am tremendously confident in our collective ability to successfully continue our journey as we start a new and exciting chapter in Dealertrack’s history.

I am excited to announce that we have entered into an agreement under which Cox Automotive, a leading provider of products and services for the automotive industry, will acquire Dealertrack for $4 billion, or $63.25 per share of common stock. The deal is expected to close in Q3. A copy of the news release we issued this morning is attached.

For Dealertrack, we couldn’t have asked for a better partner than Cox Automotive. This is a winning combination in terms of vision and technology. Cox Automotive is part of the larger Cox Enterprise organization, a 100+ year-old family business with a strong commitment to its team members and to building a significant automotive services business. They focus on enhancing the customer experience and share our mission to help our clients transform the way the world buys, sells, and own cars.

Like Dealertrack, Cox Automotive believes in the innovative power that comes from a strong company culture. Cox Automotive has a long track record of investing in its team members and fosters an atmosphere that is entrepreneurial, energetic, innovative, and committed to excellence. Both our companies’ successes are rooted in a set of strong core values that have shaped our cultures.

Further, Cox Automotive has great respect for the industry-transforming technology that we have created. Our product set is highly complementary to Cox Automotive’s broad digital marketing, wholesale, and e-commerce solutions. And as Cox Automotive is a leader in vehicle remarketing services and digital markets and software solutions for automotive dealers and consumers, we are joining a winning portfolio of businesses including highly recognized brands such as Manheim, Autotrader, Kelley Blue Book, vAuto, XTime, and Next Gear Capital.

Together, we will create a leading platform for the automotive retail industry that offers a broader suite of open solutions that delivers greater value to consumers, dealers, lenders, manufacturers, and the industry as a whole. By combining with Cox Automotive, we will unlock the potential of our combined brands and our people, delivering innovation that drives efficiency for our clients. We can offer our dealer, OEM, and lender clients highly competitive solutions.

As we join the Cox Automotive family, I want to be clear that I will continue to lead our organization, just will be reporting into Sandy Schwartz. I believe this transaction will result in enhanced opportunities for Dealertrack’s team members and exciting growth opportunities for our combined platform. Until the transaction is complete, it is business as usual and Dealertrack and Cox Automotive will continue to operate as separate companies. As always, we rely on you to stay focused on your day-to-day responsibilities to ensure our customers continue to receive the service they have come to expect from Dealertrack.

You may have questions about today’s announcement. We are dedicated to keeping you as informed as possible as we move forward. In addition to the press release we issued today, we have attached some FAQs to provide you with more information.

We will also be hosting two all-hands webcasts today – the first at 9:00 a.m. ET and the second at 12:00 p.m. ET – and we encourage everyone to join to hear more about today’s news. You will receive a separate invitation with instructions to access the webcasts.

Today’s announcement may generate interest from the media and other third parties. As always, it is important for Dealertrack to speak with one voice. If you receive any outside inquiries, please be sure that you refer media calls to Alison von Puschendorf at 877-327-8422 or Alison.vonpuschendorf@dealertrack.com and investor calls to Eric Jacobs 888-450-0478 at Investorrelations@dealtertrack.com.

You, our team members, have been critical to Dealertrack’s tremendous success over the years. I want to thank all of you for your past contributions and your continued commitment to success as we look forward to becoming part of the Cox Automotive family!

Sincerely,

Mark

Forward Looking Statements

Statements in this release that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for receiving regulatory approvals and completing the transaction, and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Cox Automotive and Dealertrack operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; and Dealertrack’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Dealertrack’s SEC filings, including Dealertrack’s Annual Report on Form 10-K for the year ended December 31, 2014. These forward-looking statements speak only as of the date of this release and neither Cox Automotive nor Dealertrack assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Dealertrack referenced in this release has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Cox Automotive and Runway Acquisition Co. will file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Cox Automotive and Runway Acquisition Co. will file tender offer materials on Schedule TO, and thereafter Dealertrack will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Dealertrack common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Cox Automotive at 6205 Peachtree Dunwoody Road, Atlanta, Georgia, 30328, Attention: Julie Shipp, (404) 568-7914. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Dealertrack files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Dealertrack at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Dealertrack’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

DT Team Member FAQ

1.	What was announced today?
•	Today, Cox Automotive and Dealertrack announced a definitive merger agreement. Cox Automotive will acquire Dealertrack in an all-cash transaction valued at $4 billion, or $63.25 per share.
•	This combination will create a broader suite of open, integrated solutions that deliver greater value and economic efficiency to consumers, dealers, manufacturers and the overall automotive industry.
•	We believe that bringing together Cox Automotive and Dealertrack will benefit all of our stakeholders, including our team members.
•	The transaction is expected to close in the third quarter of 2015. Until then, we remain two separate companies, and it is business as usual.
•	Upon completion of the deal, Dealertrack will become a private company.

2.	What does it mean for me when we become a private company?
•	For the overwhelming majority of team members, there will be no change in role or responsibility when this deal closes.

3.	What happens to Dealertrack stock (TRAK) when the deal closes?
•	Upon close, TRAK will be delisted from NASDAQ and Dealertrack will be come a private company.

4.	What are the differences between working in a private versus a public company?
•	Generally, operating in a private environment allows for a greater focus on long-term objectives and research and development. In addition, private companies are less subject to market-based volatility.

5.	Can you tell us more about Cox Automotive?
•	Cox Automotive is a leader in remarketing services and digital markets and software solutions for automotive dealers and consumers.
•	Its businesses include highly recognized brands such as Manheim, Autotrader, Kelley Blue Book, vAuto and Next Gear Capital, among others.
•	Cox Automotive is focused on enhancing the client experience and shares our mission to help our clients transform the way the world buys, sells, and own cars.
•	Cox Automotive has a strong corporate culture and is a highly people-driven organization.

6.	What do you mean by strong corporate culture and highly people-driven?
•	Cox Automotive shares our belief that team members drive the growth of our business and strengthen our leadership position in the industry.
•	Cox Automotive is committed to providing infrastructure to support the continued growth of Dealertrack and its team members.
•	Both Cox Automotive and Dealertrack are values-driven companies known for innovation, client focus and delivering results.

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7.	Why is Cox Automotive the right partner for Dealertrack?
•	We believe that the combination of Cox Automotive and Dealertrack will create a broader suite of open, integrated solutions that deliver greater value and economic efficiency to our consumers, dealers, manufacturers and the overall automotive industry.
•	Additionally, the combination will better serve our clients across global markets through each company’s respective international footprint.
•	Together, Cox Automotive and Dealertrack will be well positioned to help clients grow their businesses and increase efficiencies as they navigate a rapidly changing global automotive industry.

8.	How will this impact me and my job? How will this affect my responsibilities on a day-to-day basis? Is my reporting structure impacted by this announcement?
•	This transaction is about growth, and we expect that by joining Cox Automotive, new career opportunities may emerge for many of you as part of Cox Automotive.
•	Cox Automotive shares our belief that team members drive the growth of our business and strengthen our leadership position in the industry.
•	We expect that today’s announcement will have no impact on day-to-day operations. Until closing, Dealertrack will continue to operate as a standalone business.
•	Our two companies will begin immediately planning to decide the best path for the combined business post close (sometime in Q3). While we won’t have many answers today, all conversations will be focused on how we can continue to grow the business and provide opportunity for team members.
•	As always, we will rely on you to stay focused on your day-to-day responsibilities to ensure our clients continue to receive the service they have come to expect from Dealertrack.

9.	What should team members expect over the coming months? What are the next steps?
•	This announcement has no impact on our day-to-day operations.
•	It will remain business as usual and we will continue to operate as a public company, until the transaction closes.
•	As for next steps, both Cox Automotive and Dealertrack will appoint integration planning leaders – including Dealertrack team members – to ensure a smooth integration.

10.	Will there be any layoffs as a result of the transaction?
•	This combination is about growth and currently there are no expected layoffs.
•	Overall, we expect there will be exciting opportunities for team members as part of Cox Automotive.
•	In the coming weeks, we will be forming teams to assist with the planning of our integration of our combined company.
•	While we won’t have many answers today, all conversations will be focused on how we can continue to grow the business and provide opportunity for team members.

11.	Will there be any changes in team member benefits and compensation?
•	Until the transaction closes, we will remain separate companies and there will be no changes to benefits and compensation plans.
•	Details on benefits will be provided as transaction plans are finalized.

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•	Cox Automotive is committed to providing competitive benefits and compensation to its employees.
•	In the coming weeks, we will be forming teams to assist with the planning of our integration of our combined company.

12.	Will this impact our headquarters in Lake Success, or offices in Burlington and elsewhere?
•	This combination is about growth, and at this time, there are no plans to move the Company’s headquarters and all of our offices will remain open.
•	In addition, all plans for our new Lake Success headquarters are on track, and we currently expect to move in on July 1, 2017.

13.	What happens to my stock options?
•	Upon closing, any unvested stock options will vest. All options will be cashed out, and you will receive a payment for the difference between the offer price of $63.25 and the strike price of our options. This payment will be subject to standard payroll withholding taxes.
•	Please consult your tax advisor for specific questions and potential tax implications of this announcement.

14.	Can I buy or sell Dealertrack stock during this transition?
•	Yes. See your tax advisor for specific questions and potential tax implications of this announcement.

15.	What will happen to the ESPP?
•	The ESPP will no longer be available after June 30th, the final purchase date for the program.
•	The June 30th ESPP purchase will proceed as usual.
•	Team members not currently enrolled in the program are not eligible to join the program at this time.

16.	What does this mean for our clients?
•	The combination of Cox Automotive and Dealertrack will create a broader suite of open, integrated solutions that deliver greater value and economic efficiency to consumers, dealers, manufacturers and the overall automotive industry.
•	In addition, the combination will better serve clients across global markets through each company’s respective international footprint.
•	Together, Cox Automotive and Dealertrack will be well positioned to help clients grow their businesses and increase efficiencies as they navigate a rapidly changing global automotive industry.

17.	What should I say if contacted by people outside the company?
•	Please feel free to share how this deal will create a broader suite of open, integrated solutions that deliver greater value and economic efficiency to consumers, dealers, manufacturers and the overall automotive industry.
•	Consistent with our existing policy, please be sure that you refer media calls to Alison von Puschendorf at 877-327-8422 or Alison.vonpuschendorf@dealertrack.com and investor calls to Eric Jacobs 888-450-0478 at Investorrelations@dealertrack.com.

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18.	Whom do I contact with questions? Where can I go for more information?
•	We will make every effort to ensure that team members are informed about developments as they occur throughout this process.
•	Many decisions still have to be made during the integration process, so answers to all of your questions may not be available until further along in the process.
•	If you have additional questions or need guidance on matters not addressed through these FAQs or during later information updates, please contact your manager.
•	As always, we will rely on you to stay focused on your day-to-day responsibilities to ensure our clients continue to receive the service they have come to expect from Dealertrack.

19.	How can I learn more about Cox Automotive?
•	Cox Automotive’s website, http://www.coxautoinc.com/ is a great place to learn more about the company and its mission, management team, latest news and more.

Forward Looking Statements

Statements in this release that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for receiving regulatory approvals and completing the transaction, and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Cox Automotive and Dealertrack operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; and Dealertrack’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Dealertrack’s SEC filings, including Dealertrack’s Annual Report on Form 10-K for the year ended December 31, 2014. These forward-looking statements speak only as of the date of this release and neither Cox Automotive nor Dealertrack assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Dealertrack referenced in this release has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Cox Automotive and Runway Acquisition Co. will file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Cox Automotive and Runway Acquisition Co. will file tender offer materials on Schedule TO, and thereafter Dealertrack will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Dealertrack common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Cox Automotive at 6205 Peachtree Dunwoody Road, Atlanta, Georgia, 30328, Attention: Julie Shipp, (404) 568-7914. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Dealertrack files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Dealertrack at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Dealertrack’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

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DT Lender Letter (Dealertrack Acquisition)

Dear [Dealertrack Lender // INSERT CUSTOMARY GREETING]:

Since Dealertrack was established almost 15 years ago, we have focused on providing innovative software solutions for the automotive retail industry. We have strategically brought together 28 businesses and grown into a leading provider of integrated technologies that is designed to help you, and all of our stakeholders, transform automotive retailing globally.

Today, we begin a new chapter in our history. I am very pleased to share that we have announced an agreement with Cox Automotive, a leading provider of products and services for the automotive industry, under which Cox Automotive will acquire Dealertrack for approximately $4 billion. A copy of the news release we issued this morning is attached.

As you may know, Cox Automotive, a subsidiary of privately-held Atlanta-based Cox Enterprises, is a leading provider of digital marketing, wholesale and e-commerce solutions across the automotive industry. Cox Automotive’s portfolio, which is highly complementary to ours, includes Manheim, Autotrader, Kelley Blue Book, vAuto, NextGear Capital, and a host of other global businesses and brands serving auto dealers, manufacturers, financial institutions and other groups within automotive retail.

Importantly, there is no change in Dealertrack’s vision for our business or the industry – we will simply be better able to execute on our objectives in service to our lenders and other business partners, and do so more quickly. Bringing Dealertrack together with Cox Automotive will create a broader suite of open solutions and deliver greater value to consumers, dealers, manufacturers and the overall automotive industry.

Additionally, this combination will enable Dealertrack to offer additional opportunities for remarketing for lenders. Together, Dealertrack and Cox Automotive will work to help lenders grow their businesses and further improve the way consumers buy, sell and own vehicles in a rapidly changing global automotive industry.

Until the transaction is completed Dealertrack and Cox Automotive will remain separate companies and will continue to operate business as usual. If you have any questions about this announcement, please don’t hesitate to reach out to your regular Dealertrack representative.

We are excited about the tremendous benefits that this transaction offers and the continued growth of our company and yours. We recognize that you play a critical role in our success and we look forward to being an even stronger business partner to you going forward.

On behalf of the Board and management team, thank you for your continued support of Dealertrack.

Sincerely,

//s//

Mark O'Neil

Chairman and Chief Executive Officer

Additional Information and Where to Find It

The tender offer for the outstanding shares of Dealertrack referenced in this release has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Cox Automotive and Runway Acquisition Co. will file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Cox Automotive and Runway Acquisition Co. will file tender offer materials on Schedule TO, and thereafter Dealertrack will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Dealertrack common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Cox Automotive at 6205 Peachtree Dunwoody Road, Atlanta, Georgia, 30328, Attention: Julie Shipp, (404) 568-7914. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Dealertrack files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Dealertrack at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Dealertrack’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

DT Dealer Letter (Dealertrack Acquisition)

Dear [Dealertrack Dealers // INSERT CUSTOMARY GREETING]:

Since Dealertrack was established almost 15 years ago, we have focused on providing innovative software solutions for our dealer clients. We have strategically brought together 28 businesses and grown into a leading provider of integrated technologies that is designed to help you better manage your store operations, sell more vehicles and build client loyalty.

Today, we begin a new chapter in our history. I am very pleased to share that we have announced an agreement with Cox Automotive, a leading provider of products and services for the automotive industry, under which Cox Automotive will acquire Dealertrack for approximately $4 billion. A copy of the news release we issued this morning is attached.

As you may know, Cox Automotive, a subsidiary of privately-held Atlanta-based Cox Enterprises, is a leading provider of digital marketing, wholesale and e-commerce solutions across the automotive industry. Cox Automotive’s portfolio, which is highly complementary to ours, includes Manheim, Autotrader, Kelley Blue Book, vAuto, NextGear Capital, and a host of other global businesses and brands serving auto dealers, manufacturers, financial institutions and other groups within automotive retail.

Bringing Dealertrack together with Cox Automotive will create a broader suite of open solutions that deliver greater value to consumers, dealers, lenders, manufacturers and the overall automotive industry. Together, Dealertrack and Cox Automotive will work to help dealers grow their businesses, increase efficiencies and further improve the way consumers buy, sell and own vehicles in a rapidly changing global automotive industry.

As we complete this transaction and combine our companies, we want you to know that our dealers are and will continue to be a top priority. Until the transaction is completed, Dealertrack will operate business as usual, and both Dealertrack and Cox Automotive will operate as separate companies.

If you have any questions about this announcement, please don’t hesitate to reach out to your regular Dealertrack representative.

We are excited about the tremendous benefits that this transaction offers and the continued growth of our company. We recognize that our dealers play a critical role in our success and we look forward to being an even stronger business partner to you going forward.

On behalf of the Board and management team, thank you for your continued support of Dealertrack. I look forward to all that we are going to achieve together as part of Cox Automotive.

Sincerely,

//s//

Mark O'Neil

Chairman and Chief Executive Officer

Forward Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for receiving regulatory approvals and completing the transaction, and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Cox Automotive and Dealertrack operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; and Dealertrack’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Dealertrack’s SEC filings, including Dealertrack’s Annual Report on Form 10-K for the year ended December 31, 2014. These forward-looking statements speak only as of the date of this document and neither Cox Automotive nor Dealertrack assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Dealertrack referenced in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Cox Automotive and Runway Acquisition Co. will file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Cox Automotive and Runway Acquisition Co. will file tender offer materials on Schedule TO, and thereafter Dealertrack will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF DEALERTRACK COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Dealertrack common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Cox Automotive at 6205 Peachtree Dunwoody Road, Atlanta, Georgia, 30328, Attention: Julie Shipp, (404) 568-7914. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Dealertrack files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Dealertrack at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Dealertrack’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.